Exhibit 99.1(g)

APPENDIX G

OPPENHEIMER

Oppenheimer & Co. Inc. 300 Madison Avenue 4th Floor New York, NY 10017 Member of All Principal Exchanges

September 3, 2009

The Board of Directors of
Retalix Ltd.
10 Zarhin Street, P.O. Box 2282
Ra'anana 43000, Israel

Members of the Board:

You have requested the opinion (this “Opinion”) of Oppenheimer & Co. Inc. (“Oppenheimer”) as to whether the Consideration (as defined below) to be paid in the proposed Transaction (as defined below) is fair, from a financial point of view, to Retalix Ltd., a company established under the laws of the State of Israel (the “Company”).

For purposes of this Opinion, (i) the “Transaction” means the proposed issuance, pursuant to a Share Purchase Agreement substantially in the form of the draft that has been provided to us dated August 31, 2009 (the “Draft Purchase Agreement”) between the Company and an investor group consisting of Avinoam Naor, Boaz Dotan, Nehemia Lemelbaum, Eli Gelman, and Mario Segal (collectively, the “Investor”), of (x) such number of ordinary shares, par value NIS 1.00 per share, of the Company (the “Company Shares”) such that the number of Company Shares held by or on behalf of the Investor will constitute twenty percent (20%) of the Company’s issued and outstanding share capital as of the Closing Date, after giving effect to the issuance, and (y) warrants to purchase 1,250,000 Company Shares (the “Warrants”), which constitutes an additional issuance of between 4.9% to 5.4% of the Company’s issued and outstanding share capital as of the Closing Date, after giving effect to the issuance and assuming the exercise of all of the Warrants; and (ii) “Consideration” means the $9.10 per share in cash proposed to be paid to the Company for the Company Shares and the Warrants. No additional consideration will be received for the Warrants, other than the payment of the warrant exercise price upon their exercise (which payment, for purposes hereof, does not constitute part of the Consideration). The terms and conditions of the Transaction are more fully set forth in the Draft Purchase Agreement. Capitalized terms used herein shall have the meanings specified in the Draft Purchase Agreement, unless otherwise defined herein.

We have been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, which fee is contingent upon the closing of the Transaction. We will also receive a fee upon the delivery of this Opinion. The Company has agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of business, we and our affiliates may actively trade securities of the Company for our and our affiliates’ own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this Opinion, we and our affiliates have not had any other material relationship with the Company or the Investor. We and our affiliates may in the future provide financial advisory, investment banking or other services to the Company.

In arriving at our Opinion, we have, among other matters:

1.	reviewed the Draft Purchase Agreement;

2.	held discussions with certain members of the Company’s management concerning the businesses and prospects of the Company;

3.	reviewed historical market prices of the Company’s stock;

4.	reviewed and analyzed certain publicly available information for PIPE transactions completed over the last five years that we deemed relevant in evaluating the Transaction;

5.	reviewed publicly available information and other data concerning the Company that we believed to be relevant to our analysis, including the Company’s Annual Report on 20-F for the fiscal year ended December 31, 2008;

6.	reviewed certain other publicly available Securities and Exchange Commission filings made by the Company, including Form 6-Ks;

7.	participated in discussions among representatives of the Company and the Investor and their respective legal advisors; and

8.	performed such other analyses, examinations and procedures, reviewed such other information and considered such other factors as we have deemed, in our sole judgment, to be necessary, appropriate or relevant to render our Opinion.

In rendering our Opinion, with your consent, we have relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all of the financial and other information provided or otherwise made available to or discussed with us by the Company and its employees, representatives and affiliates or otherwise reviewed by us, or that was publicly available. With your consent, we have not attributed any value to the purchase of any ordinary shares of the Company from anyone other than the Company, the Tender Offer provided for in Section 5.7 of the Draft Purchase Agreement, or any agreement between the shareholders of the Company, in arriving at our Opinion, or considered the fairness of such purchases, the Tender Offer, or any such agreement from a financial point of view.

We have assumed that there have been no material changes in the Company’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. We have further relied upon the assurances of the management of the Company that they are not aware of any facts that would make such information inaccurate or misleading. In addition, we have not been requested to make, and have not assumed responsibility for making, any independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals.

Our Opinion solely addresses the fairness, from a financial point of view, of the Consideration to be paid to the Company in this Transaction as compared with other PIPE transactions. The scope of our Opinion does not include, nor for the purposes of our Opinion have we made, obtained or reviewed, any valuation analysis of the Company of the kind that might be made had the Company entered into the sale of all or substantially all of its assets or securities, or any other transaction, and we are not expressing any opinion as to what the actual value of the Company will be upon consummation of the Transaction.

Our Opinion is based on market, economic, monetary and other conditions as in effect on, and the information made available to us as of, the date hereof. This letter does not express any opinion as to the likely trading range of the Company’s stock following the Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of the Company at that time. Accordingly, although subsequent developments may affect this Opinion, we have not assumed any obligation to update, revise or reaffirm this Opinion based upon events or circumstances occurring after the date hereof.

We note that we are not legal, tax or accounting experts and we have assumed that the Company has appropriately relied on advice of counsel, tax advisors and independent accountants as to all legal, tax and accounting matters with respect to the Company, the Transaction and the Draft Purchase Agreement. We have assumed that all governmental, regulatory or other consents and approvals (contractual or otherwise) necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company that is in any way meaningful to our analysis and that the Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933 (the “Securities Act”), the Securities Exchange Act of 1934 and all other applicable federal and state statutes, rules and regulations.

We have not been requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, or any alternatives to the Transaction, or (ii) negotiate the terms of the Transaction.

This Opinion does not constitute a recommendation to the Board of Directors of the Company of the Transaction over any alternative transactions which may be available to the Company and does not address the underlying business decision of the Board of Directors of the Company to proceed with or effect the Transaction, or constitute a recommendation to the holders of the Company’s stock as to how such shareholders should vote or as to any other action such shareholders should take regarding the Transaction. This Opinion should not be deemed to create or imply any fiduciary duty on the part of Oppenheimer to the Company, the Company’s Board of Directors or any other party.

In arriving at this Opinion, we did not attribute any particular weight to any analysis or factor considered by us, but rather made qualitative judgments as to the significance and relevance, if any, of each analysis and factor. Accordingly, we believe that our analyses must be considered as a whole and that selecting portions of our analyses, without considering all analyses, would create an incomplete view of the process underlying this Opinion.

This Opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent, which consent is hereby given to the inclusion of this Opinion in any proxy statement filed by the Company with the Securities and Exchange Commission in connection with the Transaction or otherwise delivered to the Company’s shareholders and/or filed with the Tel Aviv Stock Exchange. In furnishing this Opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations promulgated thereunder, nor do we admit that this Opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

The issuance of this Opinion was approved by an authorized committee of Oppenheimer.

Based upon and subject to the foregoing, and such other factors as we deemed relevant, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be paid to the Company in the Transaction, pursuant to the Draft Purchase Agreement is fair, from a financial point of view, to the Company.

Very truly yours,

/s/ OPPENHEIMER & CO. INC.

OPPENHEIMER & CO. INC.